EXHIBIT 99.4

Asia Pacific Wire & Cable Company Reports First Half 2016 Financial Results

TAIPEI, Taiwan, Aug. 04, 2016 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ:APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the six months ended June 30, 2016.

1H 2016 Financial Results (Six Months Ended June 30, 2016)
	1H 2016	1H 2015	CHANGE
Revenues	$168.0 million	$189.0 million	-11.1%
Gross Profit	$13.7 million	$11.0 million	+24.0%
Net Income (Loss)	$3.2 million	$(3.6) million	-
EPS*	$0.23	$(0.26)	-
*Earnings per share are based on 13.8 million shares in 1H 2016 and 1H 2015

First Half 2016 Results

Revenues for the six months ended Jun 30, 2016 were $168.0 million, down from $189.0 million in the prior period. The decrease was primarily due to a drop in the average copper price in all regions, compounded by depreciation of local currencies as well as competition from other wire and cable manufacturers. APWC’s ROW Region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand Region and North Asia Region. The North Asia Region includes China and Hong Kong, and the Thailand Region contains the operations and sales inside Thailand.

Gross profit for the first six months of 2016 increased 24.0% to $13.7 million from $11.0 million in the year-ago period, representing gross margins of 8.1% and 5.8%, respectively. Gross margin was up year over year in the Thailand region primarily due to the reversal of inventory allowance of $2.7 million.  The North Asia and ROW regions’ margin increased because the copper price was stable for the first half of 2016 comparing to the decrease of the copper price in the same period last year.

Selling, general and administrative expenses were $12.7 million for the first six months ended June 30, 2016, down $0.4 million from $13.0 million in 2015. Operating income was $5.6 million for the first half of 2016, compared to an operating loss of $1.3 million in the first six months of 2015.  The operating income increased mainly because the Company reported a gain of $4.4 million from disposal of an investment property.

Net income attributable to APWC shareholders was $3.2 million for the first six months ended June 30, 2016, compared to a net loss of $3.6 million in the corresponding period in 2015. Net income per basic and diluted share was $0.23 for the period, compared to a net loss per basic and diluted share of $0.26 in the first six months of 2015. The basic and diluted weighted average shares outstanding were 13.8 million for the first half of 2016 and 2015.

Financial Condition

As of June 30, 2016, APWC had $43.6 million in cash and cash equivalents, compared to cash and cash equivalents totaling $51.3 million as of December 31, 2015.

Total current assets were $248.6 million at June 30, 2016 compared to $247.5 million at December 31, 2015. Working capital was $155.7 million as of June 30, 2016. As of June 30, 2016, short term bank loans were $33.4 million, compared to $37.7 million at December 31, 2015. The Company had no long term debt outstanding at June 30, 2016. Shareholders' equity attributable to APWC was $142.0 million at June 30, 2016, compared to $135.3 million at December 31, 2015.

The Company reported cash outflows of $4.9 million from operating activities for the first six months ended June 30, 2016, compared to cash outflows of $19.0 million in the corresponding period in 2015. The Company reduced capital expenditures to $2.3 million in the first six months of 2016 compared to $4.0 million in corresponding period in 2015.

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation in order to facilitate comparison.

We encourage shareholders to visit the Company’s website for further information on recent developments

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit www.apwcc.com. Information on the Company' website or any other website does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)
	For the six months
	ended June 30, (Unaudited)
	2016	2015
Sales of goods / services	$167,995	$188,975
Cost of sales	(154,335)	(177,961)
Gross profit	13,660	11,014

Other operating income	4,797	713
Selling, general and administrative expenses	(12,660)	(13,016)
Other operating expenses	(164)	(36)
Operating income/(loss)	5,633	(1,325)

Finance costs	(556)	(820)
Finance income	658	449
Share of loss of associates	(366)	(497)
Gain on disposal of investment	0	33
Exchange (loss)/gain	352	(1,033)
Other expense	(203)	(261)
Profit/(loss) before tax	5,518	(3,454)

Income tax benefit/(expense)	210	(765)

Profit/(loss) for the year	$5,728	$(4,219)

Attributable to:
Equity holders of the parent	3,227	(3,625)
Non-controlling interests	2,501	(594)
Basic and diluted earnings per share	$0.23	$(0.26)
Basic and diluted weighted average common shares outstanding	13,819,669	13,819,669

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)
(Amounts in thousands of US Dollars, except share data)
	For the six months
	ended June 30, (Unaudited)
	2016	2015
Profit/(loss) for the year	$5,728	$(4,219)
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of $0	4,715	(5,251)

Net gain on available-for-sale financial assets	315	(220)
Income tax effect	(64)	66
	251	(154)

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Re-measuring losses on defined benefit plans	(28)	0
Income tax effect	6	0
Defined benefit pension plan, net of tax	(22)	0

Other comprehensive profit/(loss) for the period, net of tax	4,944	(5,405)

Total comprehensive profit/(loss) for the period, net of tax	10,672	(9,624)
Attributable to:
Equity holders of the parent	6,630	(6,552)
Non-controlling interests	4,042	(3,072)
	$10,672	$(9,624)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)
	As of June 30, 2016 (Unaudited)	As of December 31, 2015 (Audited)

ASSETS
Current assets:
Cash and cash equivalents	$43,603	$51,303
Other current financial assets – at fair value through profit or loss	0	19
Trade receivables	73,013	69,991
Other receivables	13,623	17,563
Due from related parties	11,625	18,180
Inventories	98,923	83,137
Gross amounts due from customers for contract work-in-progress	1,672	1,071
Prepayments	3,078	2,258
Assets classified as held for sale	0	224
Other current assets	3,015	3,776
	248,552	247,522
Non-current assets
Other non-current financial assets-available for sale	3,193	2,862
Other non-current financial assets-held to maturity	314	306
Property, plant and requirement	46,506	45,898
Prepaid land lease payments	1,693	1,737
Investment properties	448	667
Intangible assets	86	93
Investments in associates	1,284	1,633
Other non-current assets	197	203
Deferred tax assets	3,893	4,481
	57,614	57,880
Total assets	$306,166	$305,402

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)
	As of June 30, 2016 (Unaudited)	As of December 31, 2015 (Audited)

Current liabilities:
Interest-bearing loans and borrowings	$33,409	$37,701
Trade and other payables	34,575	31,690
Due to related parties	3,036	8,547
Due to immediate holding company	1,537	1,537
Other current financial liabilities at fair value through profit or loss	52	0
Accruals	11,127	10,527
Current tax liabilities	4,806	6,031
Employee benefit liability	64	446
Financial lease liabilities	14	22
Provisions for employee benefit	481	442
Onerous contracts provisions	35	79
Dividend payable	449	417
Other current liabilities	3,237	5,130
	92,822	102,569

Non-current liabilities
Employee benefit liability	6,690	5,859
Financial lease liabilities	85	51
Provisions for employee benefit	101	116
Other non-current liabilities	0	5
Deferred tax liabilities	2,870	2,734
	9,746	8,765
Total liabilities	102,568	111,334

Equity
Issued capital	138	138
Additional paid-in capital	110,608	110,608
Treasury shares	(38)	(38)
Retained earnings	47,407	44,180
Other components of equity	(16,155)	(19,558)
Equity attributable to equity holders of the parent	141,960	135,330
Non-controlling interests	61,638	58,738
Total equity	203,598	194,068
Total liabilities and equity	$306,166	$305,402

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. Dollars)
	For the six months
	ended June 30, (Unaudited)
	2016	2015
Net cash used in by operating activities	$(4,918)	$(19,064)
Net cash provided/(used in) investing activities	2,422	(3,980)
Net cash (used in )/provided by financing activities	(6,037)	6,667
Effect of exchange rate changes on cash and cash equivalents	833	5,871
Net decrease in cash and cash equivalents	(7,700)	(10,506)
Cash and cash equivalents at beginning of period	51,303	68,863
Cash and cash equivalents at end of period	$43,603	$58,357

Investor Relations Contact:
MZ North America
Ted Haberfield
President
Tel: +1-760-755-2716
Email: thaberfield@mzgroup.us
Web: www.mzgroup.us